Filed pursuant to Rule 424(b)(3)

File No. 333-264909

Destiny Tech100 Inc.

Maximum Offering of 1,082,065 Shares

Supplement No. 6 dated September 3, 2024

to the

Prospectus and Statement of Additional Information dated December 22, 2023

This prospectus supplement modifies, amends and supplements certain information contained in the Prospectus of Destiny Tech100 Inc. (the “Company”) dated December 22, 2023, as amended or supplemented (the “Prospectus”) and statement of additional information, dated December 22, 2023, as amended or supplemented (the “Statement of Additional Information”). Capitalized terms used in this prospectus supplement and not otherwise defined have the meaning specified in the Prospectus and/or Statement of Additional Information.

You should carefully consider the "Risk Factors" section beginning on page 16 of the Prospectus.

PROSPECTUS

The description of the Adviser’s Investment Committee under “PROSPECTUS SUMMARY” on page 1 and “MANAGEMENT” on page 44 is replaced in its entirety as follows:

The Adviser’s investment committee (the “Investment Committee”) is currently comprised of Sohail Prasad and is supported by members of the Adviser’s senior executive team.

The Second sentence of the second paragraph in the “Reliance on the Adviser” risk factor under “RISK FACTORS” on page 16 is replaced with the following:

The Adviser’s team of investment professionals is currently composed of Sohail Prasad, who is also the sole member of the Investment Committee.

Christine Healey’s biographical information is deleted in its entirety from the section entitled “Portfolio Managers” on page 45.

Net Asset Value

In connection with our regular net asset value determination process, as provided in our valuation policies and procedures, our net asset value as of June 30, 2024, is $5.15 per share of our common stock.

Portfolio

The following table sets forth certain information as of June 30, 2024, for each portfolio company in which we have invested. Percentage of portfolio column is based on an approximate portfolio value of $56.4 million as of June 30, 2024.

Portfolio Company	Nature of Principal Business	Underlying Security Type	% of Portfolio
Automation Anywhere, Inc.	Enterprise Software	Common Stock	0.96%
Axiom Holdings, Inc. Series C Preferred Stock	Aviation/Aerospace	Preferred Stock	2.66%
Axiom Holdings, Inc. Series C-1 Preferred Stock	Aviation/Aerospace	Preferred Stock	6.44%
Boom Technology, Inc., 5.00% 01/09/2027	Aviation/Aerospace	Convertible Note	4.51%
Brex, Inc.	Financial Technology	Common Stock(1)	4.39%
CElegans Labs, Inc.	Financial Technology	Common Stock	2.22%
Chime Financial Inc. - Series A Preferred Stock	Financial Technology	Preferred Stock	2.36%
ClassDojo, Inc.	Education Services	Common Stock	2.82%
Discord, Inc.	Social Media	Common Stock	0.43%
Discord, Inc. - Series G Preferred Stock	Social Media	Preferred Stock	0.52%
Epic Games, Inc.	Gaming/Entertainment	Common Stock(1)	4.53%
Flexport, Inc.	Supply Chain/Logistics	Common Stock	0.14%
Impossible Foods, Inc. - Series A Preferred Stock	Food Products	Preferred Stock	0.46%
Impossible Foods, Inc. - Series H Preferred Stock	Food Products	Preferred Stock(1)	0.73%
Jeeves, Inc. - Series C Preferred Stock	Financial Technology	Preferred Stock	1.33%
Klarna Holding AB	Financial Technology	Common Stock	2.09%
Maplebear, Inc.	Mobile Commerce	Preferred Stock	2.52%
Open AI	Artificial Intelligence	Profit Participation Units(1)	3.54%
Public Holdings, Inc.	Financial Technology	Common Stock	0.49%
Relativity Space, LLC	Aviation/Aerospace	Common Stock(1)	2.57%
Revolut Group Holdings Ltd.	Financial Technology	Common Stock	4.72%
Space Exploration Technologies Corp.	Aviation/Aerospace	Common Stock	26.82%
Space Exploration Technologies Corp., Class A and Class C	Aviation/Aerospace	Common Stock(1)(2)	8.95%
Space Exploration Technologies Corp., Series A	Aviation/Aerospace	Common Stock(1)(2)	1.81%
SuperHuman Labs, Inc.	Enterprise Software	Common Stock	3.72%
First American Treasury Obligation, Class X, 5.27%	Money Market Fund	Mutual Fund	5.46%
Total			97.20%

(1) These securities have been purchased through SPVs in which the Company has a direct investment of ownership units.

(2) The SPVs have either directly invested in SpaceX or indirectly invested in SpaceX through a SPV.

Portfolio Company	Nature of Principal Business	Underlying Security Type	% of Portfolio
Plaid, Inc.	Financial Technology	Forward Contract(3)	0.41%
Stripe, Inc.	Financial Technology	Forward Contract(3)	2.39%
Total			2.80%

(3) Investment held through a single-asset SPV that holds forward contracts. The Company has an ownership interest in the SPV, whose sole assets are forward contracts to acquire shares of the underlying private company. Forward contracts involve the future delivery of shares of the portfolio company upon such securities becoming freely transferable or upon the removal of legends that restrict the transfer of such securities. The counterparties to the forward contracts are the shareholders of the private company who own the restricted shares. The Company does not have information as to the identities of the specific counterparties (the shareholders of the private company); however, counterparty risk is mitigated by the fact that there is not a single counterparty on the opposite side of the forward contracts and the sole obligation of the counterparties is to transfer shares following such time as the shares become freely transferable.

STATEMENT OF ADDITIONAL INFORMATION

Information related to funds and accounts other than the Company for which Ms. Healey serves as portfolio manager is removed in its entirety from the “Portfolio Manager Assets Under Management” section under “MANAGEMENT OF THE COMPANY” on page S-11.

Information related to the dollar range of shares of the Company’s common stock beneficially owned by Ms. Healey as a member of the Investment Committee is deleted in its entirety from the “Security Ownership of Portfolio Managers” section under “MANAGEMENT OF THE COMPANY” on page S-11.